CESP *Companhia Energética de São Paulo*

São Paulo, January 8, 2003 CT/FFM/22/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commissi
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Abstract of the Minutes of the 479th Meeting of the Board of Directors, held on 12.09.2002, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on 01.08.2003.

Yours truly,

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

dlw 1/14

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 479th MEETING OF THE BOARD OF DIRECTORS

On December 9, 2002, at 9:00 a.m., duly called by the Chairman of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room, at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed Board of Directors' members of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers: Gustavo Adolfo Funcia Murgel, Miguel João Jorge Filho and Nereu Ramos Neto..... Following, the Chairman passed on to <u>item II</u> of the agenda, "**Corroboration of the decision of the Company's Chief Executive Officer to appoint Mr. Carlos Eduardo Epaminondas França as the Administrative Director in the place of Mr. Reinaldo José Rodriguez de Campos",** both clarifying that Mr. Reinaldo José Rodriguez de Campos, on November 28, 2002, requested his dismissal from the position of Administrative Director of CESP .... and submitting to the appreciation of the Board a document with the following wording: "DECISION OF THE PRESIDENCY. Mr. Guilherme Augusto Cirne de Toledo, Chief Executive Officer of CESP – Companhia Energética de São Paulo using the attributions and before the privileges he is granted "ex-vi" of article 22 of the Corporate Bylaws, appoints, "ad referendum" of the Board of Directors, Mr. Carlos Eduardo Epaminondas França, Brazilian, married, electrical engineer, Identity Card (RG) No. 3.177.177-4, Taxpayer Card (CPF) No. 434.273.248-34, resident and domiciled at Rua Canário, 639, ap. 91, SP, to hold the office of Administrative Director in the vacancy left by Mr. Reinaldo José Rodriguez de Campos, for the remaining term of office of the substituted one, being maintained the remuneration and responsibilities previously established. São Paulo, December 2, 2002. Guilherme Augusto Cirne de Toledo, CEO". After putting the matter to discussion and voting, the councilmembers accepted the resignation of Mr. Reinaldo José Rodriguez de Campos from his position as Administrative Director of CESP, thanking him for his collaboration. Following, they **approved** the election of **Mr. Carlos Eduardo Epaminondas França as Administrative Director** of CESP, accepting, this way, the decision made by the Company's CEO. After that, the Chairman passed on to <u>item III</u> of the agenda.... and proposed the extinction of the Environment Directorate, mentioning that the activities should be absorbed by another Directorate, aiming at the maintenance of the existing environmental programmes foreseen in the effective legislation. Put to vote both the extinction of the Environment Directorate, and the resulting dismissal of Mr. Daniel Antonio Salati Marcondes, who was the Director, the matter resulted unanimously approved. In that opportunity, all the Councilmembers thanked Mr. Daniel Antonio Salati Marcondes for his significant contribution for the Company's success.....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e

Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

I declare that the present part of these minutes of the Meeting of the Board of Directors held on 12.9.2002 is in accordance with the original drawn up in proper book.

São Paulo, December 9, 2002.

(s)Mauro Guilherme Jardim Arce
Chairman of the
Board of Directors

(s)Ligia Ourives da Cruz Ferreira
Executive Secretary of the
Board of Directors